Exhibit (a)(11)

EMERSON EXTENDS TENDER OFFER FOR AVOCENT

ST. LOUIS, MO, November 13, 2009 -- Emerson (NYSE: EMR) announced today that it has extended its tender offer to purchase all of the outstanding shares of common stock of Avocent Corporation (NASDAQ: AVCT) to 5:00 p.m. Eastern Standard Time (EST) on Monday, November 30, 2009.  The offer was previously scheduled to expire at 12:00 midnight, EST, on November 12, 2009.  All other terms and conditions of the tender offer remain unchanged.

The tender offer was extended pending the expiration or termination of the applicable waiting periods under the competition laws of Austria, Germany, and Hungary.  The receipt of all requisite clearances and approvals from the antitrust authorities in these jurisdictions is a condition to the consummation of the offer.  As previously announced, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (or “HSR Act”) on October 23, 2009.  On November 12, 2009, the Irish Competition Authority issued a clearance with respect to the transaction under the Irish Competition Act, 2002 (or “Irish Competition Act”). Accordingly, the conditions to the offer relating to the expiration or termination of the applicable waiting period under the HSR Act and the receipt of clearance under the Irish Competition Act have been satisfied.  The offer is subject to other conditions as described in Section 15 of Emerson’s Offer to Purchase dated October 15, 2009.

On October 15, 2009, Emerson commenced a tender offer to acquire all of the outstanding shares of common stock of Avocent for $25.00 per share in cash, without interest, less certain applicable taxes.  The depositary for the tender offer has advised Emerson that, as of 12:00 midnight, EST, on November 12, 2009, a total of approximately 42.0 million shares of Avocent common stock (representing approximately 94% of Avocent’s outstanding shares of common stock) had been tendered and not withdrawn, including 5.1 million shares tendered pursuant to a notice of guaranteed delivery.

About Emerson

Emerson (NYSE: EMR), based in St. Louis, Missouri (USA), is a global leader in bringing technology and engineering together to provide innovative solutions to customers through its network power, process management, industrial automation, climate technologies, and appliance and tools businesses. Emerson’s sales in fiscal 2009 were $20.9 billion.  Emerson is ranked 94th on the Fortune 500 list of America’s largest companies. For more information, visit www.Emerson.com.

Additional Information and Where to Find it

This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Avocent common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Emerson with the Securities and Exchange Commission (SEC) on October 15, 2009. Avocent also has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials by contacting the information agent for the tender offer, Morrow & Co., LLC, at (800) 607-0088 (toll-free).